SUBMIT RAISE







Cheech & Chong
CHILL SHOTS
25MG
CHILL
Cheech & Chong
CBD SHOT
CHILL SHOT
BROAD SPECTRUM · CAFFEINE FREE
ZERO THC (0%) · SUGAR FREE
REST BETTER · CHILL & RELAX
DRUG FREE · 0 CALORIES

Cheech & Chong Ready to Drink Chill Shot

Chill & take a shot with The Iconic Duo, Cheech & Chong

50 Years of Chill brought to you by icons Cheech & Chong

#50YEARSOFCHILL

Davidson, NC

Reg CF

$249,999 Maximum

$0 *of $50,000 Minimum*

0 Funders

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Pitch

In an effort to grow this iconic brand in the grass roots manner in which we set out to do, we decided to open our first funding round with a REG CF campaign. We loved this idea when we heard about it!

This is a unique and rare opportunity to align your investment portfolio with an iconic brand name that has tremendous potential in the relaxation beverage space... Dare we say, the "highest potential" in the space?!

Being a father of 2 girls who suffer from an anxiety disorder our Founder saw a need for a ready to drink, convenient, better tasting solution to consuming traditional relaxation remedies. He also saw a need to align with a recognizable brand that stood for a tradition of quality with a recognizable name. He enlisted the partnership of Cheech & Chong, comedic icons, who have a 50 year history of bringing awareness to the space and Cheech & Chong Ready to Drink Chill Shots were born.

Cheech & Chong Ready to Drink Chill Shots will launch in 2 options. A non-CBD relaxation shot formulated with Valerian Root, Rose Hips & Vitamin-B. Our CBD option will launch later this year and will contain 25mg of broad spectrum, water-soluble nano CBD. Both contain zero caffeine, zero sugar & zero calories to help you get chill while still maintaining that summer bod.

It's no secret that the CBD & Relaxation Beverage space is the fastest growing segment of the beverage industry and will see record breaking gains in the next 2 - 3 years. We believe the Cheech & Chong Chill Shot brand will be poised to grow rapidly within the space making it one of the fastest growing relaxation beverage brands on the market.

We are looking for investors that align with our vision of bringing the highest quality, most trusted name in relaxation to millions of people seeking a better relaxation alternative all while giving back to anxiety and depression foundations Nationwide.

Whether you're a Cheech & Chong super fan or just an investor looking to make a solid investment, we want to be able to say this brand was built outside the "norm" and was built by passionate, good hearted people like you!

Thank you for taking a look at our project!

Stay Chill friends,

John
Founder | Farm to Bottle Beverages
Official manufacturer of Cheech & Chong Chill Shots

Community Impact

- Food and Agriculture
- Sustainability

Key Facts

- Cheech & Chong are iconic pioneers of the Chill movement with over 18 million followers on social media; it makes them one of the most influential personalities in the space.
- The market value of relaxation & CBD-infused beverages in the United States is predicted to grow substantially over the coming years. By 2023, the market is expected to be over 2bb
- Our executive leadership team is comprised of industry veterans who have helped build several successful beverage brands
- Consumer awareness for CBD beverage benefits has never been greater and only anticipated to grow in the coming years
- A major part of our companies ethos is to give back - a portion of the net proceeds will go to support anxiety &

depression organizations nationwide

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Opportunity

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Cheech & Chong
CHILL SHOTS
#50YEARSOFCHILL

MISSION STATEMENT
"To make the world a more chill place by offering the highest quality Relaxation products to our consumers"

WHATS ALL THE BUZZ ABOUT - WHY RELAXATION BEVERAGES & WHY NOW
From the moment we wake up our days are filled with stress. Off to the races from start to finish, work, school, family, dinner, projects, sleep and do it all over again. Many of us are under financial stress due to the state of the current economy and many of us travel and get jet lag or work late-shifts that put our body clock out of whack. Lattes and energy drinks keep us going all day, but what helps you unwind?



CHILL
Cheech & Chong
CHILL SHOT
REST BETTER · CHILL & RELAX
DRUG FREE · 0 CALORIES
25MG
Cheech & Chong
CBD SHOT
BROAD SPECTRUM · CAFFEINE FREE
ZERO THC (0%) · SUGAR FREE

THE ANSWER IS HERE
It is no secret that the iconic duo, Cheech & Chong almost define the word "Chill." Now you can join us in our efforts to make the world a more chill place. Cheech & Chong Ready to Drink Chill Shots are made with all natural ingredients, contain zero caffeine, zero sugar & zero calories to help you get chill while still maintaining that summer bod. Oh, and they come in convenient, on the go 2oz bottles for a quick shot of chill when you need it the most. How cool is that!



HEMP-CBD DRINKS | U.S. Market Sizes and Forecasts
$2,000,000,000
$1,500,000,000
$1,000,000,000
$500,000,000
$0
2018
2019
2020
2021
2022

THE GROWING DEMAND & MARKET FOR RELAXATION PRODUCTS
The old saying that "nothing is certain but death & taxes" needs to be updated to include stress. Stress is becoming more prevalent in today's society as current events has developed. We believe consumers are looking for a non-drug, non prescription pill alternative to reduce the amount of stress they are experiencing.

By the year 2023 the relaxation & CBD beverage market is expected to see one of the largest "BOOMs" in history. It's anticipated market growth is expected to reach **1.4 Billion dollars**. Yes, we said **BILLION**! We want to be there for this amazing time in beverage history.



CHILL
Cheech & Chong
CHILL SHOT

CHEECH & CHONG CHILL SHOTS

50 Years of Chill in a bottle!

Cheech & Chong Chill Shots contain a high quality blend of Valerian Root, Rose Hip & B-Vitamin extract to quickly take the edge off the day & stay chill

Cheech & Chong Chill Shots are a convenient, fast acting choice when you need to unwind, relax and shake off the stresses of a long day.



25MG
Cheech & Chong
CBD SHOT

COMING LATER THIS YEAR

CHEECH & CHONG CBD SHOTS

50 Years of Chill in a bottle!

Our ready to drink 2oz shot containing 25mg of broad spectrum nano CBD is just what you need to stay chill.

Cheech & Chong CBD Shots are a non-THC, convenient ready to drink beverage in shot form for when you need to take the edge off of the day in a quick and convenient way.

WHAT IS OUR BLEND

READY TO DRINK RELAXATION CHILL SHOT

Cheech & Chong Chill Shots contain a high quality blend of Valerian Root, Rose Hip & B-Vitamin extract to quickly take the edge off the day & stay chill. Cheech & Chong Chill Shots are a convenient, fast acting choice when you need to unwind, relax and shake off the stresses of a long day.

Valerian Root: *Valerian root has mild sedative and tranquilizing properties. It promotes feelings of calmness and reduces nervous tension and stress. Valerian root improves overall sleep quality and improve well-being by decreasing nervousness and anxiety Valerian root decreases sleep latency.*

Rose Hip: *Provides essential Vitamin C*

Vitamin B: sometimes referred to as the "anti-stress" vitamin because of its effect on the adrenal glands. It is essential for normal brain development and function, and helps the body make the hormones

READY TO DRINK CBD SHOT

Our ready to drink 2oz shot containing 25mg of broad spectrum nano CBD is just what you need to stay chill. Cheech & Chong CBD Shots are a non-THC, convenient ready to drink beverage in shot form for when you need to take the edge off of the day in a quick and convenient way.

Our blend will include the same formulation as out Chill Shot + 25mg of CBD





CBD
CANNABIDIOL
CH3
OH
H3C
H3C
HO
CH3

IMMEDIATE ACCESS TO OVER 18 MILLION CONSUMERS VIA SOCIAL MEDIA
18.8 MILLION FOLLOWERS ON SOCIAL MEDIA
COMEDY TOUR STILL SELLING OUT LARGE ROOMS AND ARENAS NATIONWIDE
CUTURALLY RELEVANT
UPCOMING EVENTS

GO TO MARKET STRATEGY

Our strategy is to take advantage of a very large audience of consumers online direct to consumer through our website. We have access to over 18,000,000 million followers as well as an extensive email list. We intend to utilize this immediately as well as deploy social media influencer campaigns to spread the work about Cheech & Chong Chill Shots outside of the Cheech & Chong audience. Our business will remain 100% direct to consumer online for the next 4-6 months before entering retail with a very specific retail channel strategy.

WHAT IS CBD & IS IT LEGAL? (ASKING FOR A FRIEND, RIGHT?)

You might have realized that CBD has gone from being sort of around to absolutely everywhere all at once. Almost every beverage you can think of is being developed with a CBD formula. Everyone from your anxious coworker to your arthritis-suffering dad wants to get their hands on some CBD gummies. It's everywhere.... But what's the big deal?

While CBD is a component of marijuana (one of hundreds), by itself it does not cause a "high." According to Harvard Health, CBD is commonly used to address seizure disorders, anxiety, and for patients who suffer through the misery of insomnia, studies suggest that CBD may help with both falling asleep and staying asleep. CBD may offer an option for treating different types of chronic pain. A study from the European Journal of Pain showed, using an animal model, CBD applied on the skin could help lower pain and inflammation due to arthritis.

The 2018 Farm Bill lifted a nationwide ban on producing hemp products from which CBD oil is made. The Federal Government states CBD products are legal to possess as long as they contain no more than .3 percent THC however, state laws can vary of hemp/CBD used in food and beverage. We are encouraging all future consumers to check their locals laws unless this is otherwise stated by the Federal Government.



ABOUT CHEECH & CHONG

Cheech & Chong are an iconic Grammy award-winning comedy duo consisting of Richard "Cheech" Marin and Tommy Chong who found a world-wide audience for their films and stand-up routines, which are based on the hippie and free love era, and especially drug and counterculture movements, most notably their love for, chilling, cannabis & CBD.

We believe in building opportunities outside the "norm." This funding effort gives our investors a chance to be part of something exciting, to truly make a change and a difference in people's lives and within the marketplace.

Tommy Chong said it best, "I'm just glad I can make a difference in someone's life." Let's do just that!

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Our Terms

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$200
Minimum Investment

1.5x
Payback Multiple

8.0% ⓘ
Revenue Share

Annually
Payment Frequency

4 years ⓘ
Maturity

Perk calculator
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$200

GET SOME GOODS   Only 200 Packages Offered
1. 2 FREE CASES of Cheech & Chong Chill Shots

Invest $200

Benefits & Perks

$200	**GET SOME GOODS**
Only 200 Packages Offered	1. **2 FREE CASES of Cheech & Chong Chill Shots** Receive 2 FREE 12 pack cases of Cheech & Chong Chill Shots
	Read less

$500	**GET THE GOODS & STAY IN THE KNOW**
Only 100 Packages Offered	1. **5 FREE CASES + BONUS** Receive the following: 5 FREE 12 pack cases of Cheech & Chong Chill Shots + Early Access to new product launches
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$1,000	**GET YOUR SWAG ON + BONUSES**
Only 20 Packages Offered	1. **SWAG BAG + BONUS PACKAGE** Receive the following: A Cheech & Chong swag bag + 5 FREE cases of Cheech & Chong Chill Shots + Early access to new product launches + Inclusion in quarterly newsletter - Swag Bag Includes (could vary): Cheech & Chong T-Shirt Autographed Retro 77 Poster Cheech & Chong for President Floppy Hat
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$2,500	**PERCENTAGE BONUS + OTHER FUN STUFF**
Only 5 Packages Offered	1. **2.5% PERCENTAGE BONUS + SWAG BAG & BONUS CASES** Receive a 2.5% BONUS on the Revenue Share Percentage + A Cheech & Chong swag bag + 5 FREE cases of Cheech & Chong

Chill Shots + Early access to new product launches + Inclusion in quarterly newsletter - Swag Bag Includes (could vary): Cheech & Chong T-Shirt Autographed Retro 77 Poster Cheech & Chong for President Floppy Hat

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$5,000
Only 5 Packages Offered

PERCENTAGE BONUS + SHOUT OUT + OTHER FUN STUFF!

1. **5% PERCENTAGE BONUS + PERSONALIZED SHOUT OUT VIDEO + SWAG BAG & BONUS CASES** Receive a 5% BONUS on the Revenue Share Percentage + A Personalized Video Shout Out from either Cheech or Chong + A Cheech & Chong swag bag + 5 FREE cases of Cheech & Chong Chill Shots + Early access to new product launches + Inclusion in quarterly newsletter - Swag Bag Includes (could vary): Cheech & Chong T-Shirt Autographed Retro 77 Poster Cheech & Chong for President Floppy Hat

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$10,000
Only 5 Packages Offered

PERCENTAGE BONUS + SHOUT OUT + MORE FUN STUFF!

1. **10% PERCENTAGE BONUS + PERSONALIZED VIDEO SHOUT OUT + SWAG BAG & BONUS CASES** Receive a 10% BONUS on the Revenue Share Percentage + A Personalized Video Shout Out from either Cheech or Chong + A Cheech & Chong swag bag + 5 FREE cases of Cheech & Chong Chill Shots + Early access to new product launches + Inclusion in quarterly newsletter - Swag Bag Includes (could vary): Cheech & Chong T-Shirt Autographed Retro 77 Poster Cheech & Chong for President Floppy Hat

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Our Team



John Miszuk FOUNDER
FOUNDER & CEO

A highly experienced, innovative and strategic beverage industry veteran with over 15 years of demonstrated success in brand development, increasing revenues and market share in emerging brand organizations.

in ⊙



Todd Tyler ADVISOR
SUPPLY CHAIN DISTRIBUTION - ADVISER

Todd is a supply chain & logistics expert with solid skills in a diverse range of business management applications. Todd has over 15 years of beverage industry experience working with emerging beverage brands

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Our Milestones

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2020



Website launch

Website launched

Promotional Videos complete and uploaded on web



Samples Arrive!

First samples to try taste and efficacy are delivered to offices. Taste and efficacy are as expected! The product tastes great



Exclusive Pre-launch

Pre-launch & exclusive product offering on social media and to fans of Cheech & Chong



Manufacturing will begin

First manufacturing date scheduled

Apr
15th

Apr
30th

May
1st

Jun
15th

Jun
25th

FAQ

Q: What does your competitive landscape look like?

A: Certainly we have competition however we believe we have a brand that carries a strong reputation in the space. Cheech & Chong are a trusted source and pioneered the movement. We believe consumers (when given the choice) will reach for our brand over others every time.

Q: What price point will the CBD Shot be offered?

A: We will keep our retail pricing in line with energy shot pricing at retail -$3.29/unit.

Direct to consumer online will be offered as a 12 pack case at a price point of $34.99

Q: What % of your sales will come from what channels?

A: A large majority of our sales will be pushed from social media direct to our website to purchase in 12 packs. Our 12 pack pricing will be offered at $34.99 with shipping available nationwide.

We are looking for an 80/20 split for the first year to retain as much profit as possible to remain healthy. 80% direct to consumer online and 20% retail/wholesale.

Q: Does CBD have THC?

A: The CBD extract in a Cheech & Chong CBD Shot will contain 25mg of broad spectrum nano CBD and WILL NOT contain THC

Q: Can CBD be sold legally?

A: Yes. Our extract will remain THC Free and able to be sold nationwide online and in retail accounts.

Q: What are the benefits of CBD?

A: CBD is advertised as providing relief for anxiety, depression and post-traumatic stress disorder. It is also marketed to promote sleep. Part of CBD's popularity is that it purports to be "nonpsychoactive," and that consumers can reap health benefits from the plant without the high (or the midnight pizza munchies).

https://www.nytimes.com/2019/10/16/style/self-care/cbd-oil-benefits.html

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Q: Who are Cheech & Chong?

A: To that we say, Really??!!

But if you do need to know or need a refresher here you go:

CHEECH & CHONG ARE AN ICONIC GRAMMY AWARD – WINNING COMEDY DUO CONSISTING OF RICHARD "CHEECH" MARIN AND TOMMY CHONG WHO FOUND A WORLD-WIDE AUDIENCE FOR THEIR FILMS AND STAND-UP ROUTINES, WHICH ARE BASED ON THE HIPPIE AND FREE LOVE ERA, AND ESPECIALLY DRUG AND COUNTERCULTURE MOVEMENTS, MOST NOTABLY THEIR LOVE FOR CANNABIS & CBD.

CHEECH & CHONG ARE STILL TOURING AND ARE ACTIVE IN THE "HOLLYWOOD" SCENE MOST RECENTLY BEING FEATURED ON THE MASKED SINGER AND THE TODAY SHOW.

Q: Will you offer a larger package size in the future?

A: Possibly.
At the moment we believe consumers want to take their CBD supplement quickly and with little waste. Convenience is key and we believe a 2oz shot provides that rather well!

But we are not ruling out a larger package for an enjoyable CBD drink down the road....

Q: Can these product be given to a children?

A: As with any supplement we recommend consulting a physician before letting a child consume however, our Founder (as directed by a physician) does give supplements such as these to his young daughter to help control seizures and anxiety.

Q: What are the benefits of the relaxation blend ingredients?

A: Valerian Root:

Valerian root has mild sedative and tranquilizing properties. It promotes feelings of calmness and reduces nervous tension and stress. Valerian root improves overall sleep quality and improve well-being by decreasing nervousness and anxiety Valerian root decreases sleep latency (the length of time it takes to get to sleep) and the number of nighttime awakenings.

Rose Hips:

Rose Hips provide valuable Vitamin C

Vitamin B:

Sometimes referred to as the "anti-stress" vitamin because of its effect on the adrenal glands. It is essential for normal brain development and function, and helps the body make the hormones serotonin and norepinephrine.

normal brain development and function, and helps the body make the hormones serotonin and norepinephrine (which influence mood).

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